===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            THE LIBERTY CORPORATION
                                (Name of Issuer)
                                  COMMON STOCK
                                  NO PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                  530370-10-5
                                 (Cusip Number)


                                Dennis S. Hersch
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                             Tel No.: 212-450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 June 30, 2000
            (Date of Event which Requires Filing of this Statement)
                            -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:
[ ]


===============================================================================

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  1  of  15  Pages
                                                             ---    ----
-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              W. Hayne Hipp
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 359,527
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                1,969,815
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                303,927
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                1,969,815
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,329,342
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  2  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Anna Kate Hipp
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 12,045
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                526,991
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                12,045
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                526,991
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              539,036
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.8%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  3  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John B. Hipp
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 90,553
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                646,844
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                90,553
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                646,844
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              737,397
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.8%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  4  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mary Jane Hipp Hipp
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 225,805
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                640,700
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                225,805
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                640,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              866,505
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  5  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Dorothy G. Leland
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 9,536
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                52,532
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                9,536
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                52,532
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              62,068
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  6  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William F. Hipp
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 56,220
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                556,910
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                56,220
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                556,910
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              613,130
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  7  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mason A. Goldsmith
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 0
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                868,369
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                0
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                868,369
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              868,369
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  8  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Frances M. McCreery
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 949,156
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                0
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                949,156
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              949,156
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 530370-10-5                                   Page  9  of  15  Pages
                                                             ---    ----

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gail Hipp Cooke
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              N/A
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER

               NUMBER OF SHARES                 471,277
          BENEFICIALLY OWNED BY EACH        -----------------------------------
            REPORTING PERSON WITH           8   SHARED VOTING POWER

                                                0
                                            -----------------------------------
                                            9   SOLE DISPOSITIVE POWER

                                                471,277
                                            -----------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              471,277
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Stock"), of The Liberty Corporation, a South Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2000 Wade Hampton Boulevard, Greenville, South Carolina 29602.

   Item 2.  Identity and Background.

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

     W. Hayne Hipp
     Anna Kate Hipp
     John Boyd Hipp
     Mary Jane Hipp Brock
     Dorothy Gunter Leland
     William F. Hipp
     Mason A. Goldsmith
     Frances M. McCreery
     Gail Hipp Cooke

     Certain information with respect to each Reporting Persons is set forth on Schedule A hereto.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Inapplicable.

   Item 4.  Purpose of Transaction.

     On June 19, 2000, the Issuer entered into a Purchase Agreement (the "Purchase Agreement") with Royal Bank of Canada ("RBC"). Pursuant to the terms of the Purchase Agreement, RBC will acquire from the Issuer all of the issued and outstanding shares of stock of Liberty Life Insurance Company, Liberty Insurance Services Corporation, The Liberty Marketing Services Corporation, LC Insurance Limited and Liberty Capital Advisors, Inc. for $648,700,000, consisting of a dividend from Liberty Life Insurance Company of up to $70,000,000 and the balance in cash from Royal Bank of Canada. The consummation of the transactions contemplated by the Purchase Agreement is subject to customary conditions, including regulatory approvals and the approval by the stockholders of the Issuer.

     As an inducement to the Issuer and RBC entering into the Purchase Agreement, each of the Reporting Persons has entered into a Voting Agreement with RBC, each of which is dated as of June 30, 2000 (collectively, the "Voting Agreements"). Pursuant to the terms of each Voting Agreement, each of the Reporting Persons has agreed, among other things, to vote certain of the shares of the Common Stock beneficially owned by it (the "Issuer Shares") in favor of the approval and adoption of the Purchase Agreement and the transactions contemplated thereby, until such time as such Voting Agreement terminates. The terms of each Voting Agreement are identical with the exception of the

Voting Agreement between W. Hayne Hipp and RBC, which, in addition to requirements that are identical to those in the other Voting Agreements, requires that Mr. Hipp, subject to his fiduciary duties as a director of the Issuer, not take any action that would adversely affect the consummation of the transactions contemplated by the Purchase Agreement. Each Voting Agreement will terminate on the earlier to occur of (i) the first anniversary of its execution by each respective Reporting Person and (ii) the termination of the Purchase Agreement in accordance with its terms. The total number of shares of Common Stock subject to the Voting Agreements is 4,352,517.

     In addition, under the terms of the Voting Agreements, the Reporting Persons have agreed, subject to certain exceptions, not to transfer any Issuer Shares unless the transferee has executed an irrevocable proxy in favor of RBC in form and substance substantially similar to such provision of the Voting Agreement as governs the voting of the Issuer Shares and an agreement identical in all material respects to the Voting Agreement.

     The summaries of the terms of the Purchase Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the Purchase Agreement and the Voting Agreements, respectively. A copy of the Purchase Agreement is attached hereto as Exhibit 2, a copy of each Voting Agreement signed by each Reporting Person is attached hereto as Exhibits 3 through 11, and each such agreement is incorporated herein by reference.

     Except as set forth above, none of the Reporting Persons has any plan or proposal which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Each Reporting Person, pursuant to the Voting Agreement executed by such Reporting Person, may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 4,352,517 shares of Common Stock of the Issuer, representing, for the purposes of Rule 13d-3, approximately 22.31% of the fully-diluted outstanding shares of voting stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the Issuer Shares not actually owned by such Reporting Person. Not all of the shares of Common Stock owned by each Reporting Person (the "Shares") are subject to the Voting Agreement executed by such Reporting Person.

     (b) W. Hayne Hipp has sole power to vote 359,527 Shares. He has sole power to dispose of 303,927 Shares. He has shared power to vote and to dispose of 1,969,815 Shares. 297,302 Shares are held by The W. Hayne Hipp Foundation. W. Hayne Hipp and Anna Kate Hipp are trustees of the foundation and share power over the voting and disposition of shares. 295,000 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and Mary Jane Hipp Brock are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 301,144 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and John Boyd Hipp are the committeemen for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 208,000 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp, Anna Kate Hipp and a third individual are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 53,801 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp, Mason A. Goldsmith and a third individual are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 52,532 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp, Mason A. Goldsmith and Dorothy Gunter Leland are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 371,668 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and Mason A. Goldsmith are the committeemen for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 390,368 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and Mason A. Goldsmith are the committeemen for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust.

     Anna Kate Hipp has sole power to vote and to dispose of 12,045 Shares. She has shared power to vote and to dispose of 526,991 Shares. 21,689 Shares are held by a trust. Anna Kate Hipp and a second individual serve as Co-Trustees of this Trust and share power with respect to the voting and disposition of Shares held in the trust. The other Shares over which Anna Kate Hipp has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     John Boyd Hipp has sole power to vote and to dispose of 90,553 Shares. He has shared power to vote and to dispose of 646,844 Shares. 345,700 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. John Boyd Hipp and Mary Jane Hipp Brock are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. The other Shares over which John Boyd Hipp has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     Mary Jane Hipp Brock has sole power to vote and to dispose of 225,805 Shares. She has shared power to vote and to dispose of 640,700 Shares. The Shares over which Mary Jane Hipp Brock has shared power to vote and dispose of are identified in the first and third paragraphs of this Item 5(b).

     Dorothy Gunter Leland has sole power to vote and to dispose of 9,536 Shares. She has shared power to vote and to dispose of 52,532 Shares. The Shares over which Dorothy Gunter Leland has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     William F. Hipp has sole power to vote and to dispose of 56,220 Shares. He has shared power to vote and to dispose of 556,910 Shares. 40,000 Shares are held by a trust. William F. Hipp and two other individuals are trustees and share power with respect to the voting and disposition of Shares held in the trust. 32,530 Shares are held by another trust. William F. Hipp and two other individuals are trustees and share power with respect to the voting and disposition of Shares held in the trust. 276,380 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. William F. Hipp and two other individuals are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 208,000 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. William F. Hipp and a second individual are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust.

     There are no Shares over which Mason A. Goldsmith has sole voting or dispositive power. He has shared power to vote and to dispose of 868,369 Shares. The Shares over which Mason A. Goldsmith has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     Frances M. McCreery has sole power to vote and to dispose of 949,156 Shares. She has no Shares over which she shares voting or dispositive power.

     Gail Hipp Cooke has sole power to vote and to dispose of 471,277 Shares. She has no Shares over which she shares voting or dispositive power.

     (c) There have been no transactions in Shares since May 11, 2000 by any Reporting Persons.

     (d) Persons other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by each Reporting Person.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of each of the Purchase Agreement and each Voting Agreement is attached hereto as Exhibits 2 through 11 and are incorporated herein by reference.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement among the Reporting Persons

Exhibit 2: Purchase Agreement dated as of June 19, 2000 between the Issuer and
           RBC

Exhibit 3: Voting Agreement dated as of June 30, 2000 between the Issuer and W.
           Hayne Hipp

Exhibit 4: Voting Agreement dated as of June 30, 2000 between the Issuer and
           Anna Kate Hipp

Exhibit 5: Voting Agreement dated as of June 30, 2000 between the Issuer and
           John B. Hipp

Exhibit 6: Voting Agreement dated as of June 30, 2000 between the Issuer and
           Mary Jane Hipp Brock

Exhibit 7: Voting Agreement dated as of June 30, 2000 between the Issuer and
           Dorothy G. Leland

Exhibit 8: Voting Agreement dated as of June 30, 2000 between the Issuer and
           William F. Hipp

Exhibit 9: Voting Agreement dated as of June 30, 2000 between the Issuer and
           Mason A. Goldsmith

Exhibit 10: Voting Agreement dated as of June 30, 2000 between the Issuer and
            Frances M. McCreery

Exhibit 11: Voting Agreement dated as of June 30, 2000 between the Issuer and
            Gail Hipp Cooke

Exhibit 12: Power of Attorney

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2000

                                        W. HAYNE HIPP


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        ANNA KATE HIPP


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        JOHN B. HIPP


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        MARY JANE HIPP BROCK


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact

                                        DOROTHY G. LELAND


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        WILLIAM F. HIPP


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        MASON A. GOLDSMITH


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        FRANCES M. MCCREERY


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact


                                        GAIL HIPP COOKE


                                        /s/ Martha Williams
                                        ---------------------------------------
                                        By: Martha Williams as Attorney-in-fact

                                                                     SCHEDULE A


                               REPORTING PERSONS

The name, business address, title, present principal occupation or employment of each of the Reporting Persons are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                             Present Principal Occupation Including Name
Name and Residence or Business Address       and Principal Business of Employer
--------------------------------------       --------------------------------------------
W. Hayne Hipp................................Chairman, Chief Executive Officer, and President, The
The Liberty Corporation                      Liberty Corporation (broadcasting and insurance)
2000 Wade Hampton Blvd.
Greenville, SC 29615

Anna Kate Hipp...............................Investor
131 Huckleberry Ridge
Greenville, SC 29609

John B. Hipp.................................Regional Director, Juvenile Diabetes Association (not-for-
Juvenile Diabetes Association                profit organization)
235 Peachtree NE
Suite 675
Atlanta, GA 30303

Mary Jane Hipp Brock.........................Investor
765 Park Ave., Apt. 7A
New York, NY 10021

Dorothy G. Leland............................Investor
2707 Bayonne St.
Sullivan's Island, SC 29482

William F. Hipp..............................Fleet Bank (banking)
Fleet Bank
115 Perimeter Center Place NE
Suite 500
Atlanta, GA 30346

Mason A. Goldsmith...........................Attorney, Love, Thornton, Arnold & Thomason, P.A. (law
Love, Thornton, Arnold & Thomason, P.A.      firm)
410 East Washington St.
Greenville, SC 29601

Frances M. McCreery..........................Investor
3190 Roundwood Rd.
Chagrin Falls, OH 44022

Gail Hipp Cooke..............................Architect
770 Park Ave., Apt. 10C
New York, NY 10021